Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

November 23, 2011

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Re:	Moduslink Global Solutions, Inc. (the “Company”) Revised Preliminary Proxy Statement Filed by Peerless Systems Corporation et al. Filed on November 15, 2011 File No. 1-35319

Dear Ms. Kim:

Reference is made to (i) the Revised Preliminary Proxy Statement filed on November 15, 2011 with the Securities and Exchange Commission (the “Commission”) and (ii) the four revised pages (“Revised Pages”) filed on November 22, 2011 as correspondence to you, each by Peerless Systems Corporation, Timothy E. Brog and Jeffrey S. Wald (collectively, the “Peerless Group”), in connection with the Peerless Group’s solicitation of proxies from the stockholders of the Company for use at its 2011 Annual Meeting of Stockholders.

As discussed on the telephone earlier today, submitted for your review is (i) a memorandum, attached as Annex A hereto, setting forth Peerless’ responses to your comments made by letter dated November 22, 2011 and (ii) one page that has been marked to show changes from the Revised Pages.  For your convenience, each of the numbered paragraphs in Annex A corresponds to the numbered comment in the Staff’s comment letter.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours, PEERLESS SYSTEMS CORPORATION

By:
Timothy Brog
Chief Executive Officer and General Counsel

Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

Annex A

Peerless’ Responses to Comments
Transmitted by Letter dated November 22, 2011

Preliminary Proxy Statement

Background of the Proxy Solicitation, page 10

1.
We note your response to comment one in our letter dated November 17, 2011.
Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Please note that the factual foundation must be reasonable. In future filings, please confirm that the participants will disclose the factual foundation for such assertions, or provide us with the reasonable basis used to support such statements. Refer to Rule 14a-9. For example, please provide support for the statement that issuer’ counsel “simply tried to intimidate Peerless and Mr. Brog and just threatened Peerless and Mr. Brog with frivolous lawsuits and no credible settlement offer was ever made. Peerless stated that it was deeply concerned that the Company continues to waste time and stockholder’s money to entrench themselves.” Alternatively, please make a revised filing to reflect the deletion of the cited statements.

The requested disclosure has been made on page 11.

2.
We note that according to the issuer’s proxy statement, Andrew Kule attended the meeting on November 14, 2011. Please advise us as to whether Mr. Kule is a participant and if applicable, revise your disclosure.

Mr. Kule is an employee of Peerless Systems Corporation and not a participant. Mr. Kule attended the meeting solely to assist Mr. Brog.